EXHIBIT 99.1

Fury Intercepts 5.73 g/t gold and 11.27g/t Tellurium over 3.5 Metres at the Hinge Target

VANCOUVER, Canada – October 3, 2023 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for an additional two infill core drill holes from the Hinge Target at the high-grade Eau Claire gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 2023 drill program continues to focus on infill drilling at the Hinge Target located immediately west of the Eau Claire Deposit. Every hole completed at the Hinge Target to date has intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration including 3.5 metres (m) of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m (Table 1; Figure 1). These results continue to highlight the importance of the Hinge Target to the overall expansion of the Eau Claire Deposit to the west.

Drill holes 23EC-065 and 23EC-068 represent the continuation of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. The stacked intercepts through these new holes continue to exhibit the overall strength of the mineralized system within the Hinge Target. These results provide confidence in the continuity of the modeled sub-vertical veining at the Hinge Target. In addition to gold, the Eau Claire Deposit is rich in Tellurium, a mineral present on the list of critical and strategic elements. Tellurium can be used in the manufacturing of stainless steel, batteries and solar panels.

“We are pleased to be back reporting results after experiencing longer than usual wait times with the assay labs. These assays come on the back of what we believe were two strong conferences for Fury at Precious Metals Beaver Creek and Gold Forum Americas,” commented Tim Clark, CEO of Fury. “As a result, we remain confident that Fury is one of the best-positioned companies in the junior exploration sector with our significant cash, Dolly Varden Silver equity stake, and optionality for upside both at the discovery level and resource development.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Table 1: Eau Claire Drill Results

Hole ID		From	To	Length (m)	Au (g/t)	Te (g/t)
23EC-065		398.5	399.5	1.00	3.00	3.57
		452	454	2.00	1.47	2.37
		457	460	3.00	1.71	1.81
		533	534.5	1.50	6.47	9.38
	Incl.	534	534.5	0.50	17.90
		572.5	573.5	1.00	6.31	11.20
		629.5	630	0.50	4.40	6.30
		663.5	666	2.50	5.90	8.66
	Incl.	665	666	1.00	13.95
		674.5	678	3.50	5.73	11.27
	Incl.	677	678	1.00	18.50
		694	698.5	4.50	4.65	8.72
	Incl.	696	698.5	2.50	7.43
		715	718	3.00	1.73	3.14
		724	729.5	5.50	1.94	3.03
23EC-068		9	10	1.00	2.17	0.03
		327.5	329.5	2.00	2.56	6.09
		381	382.5	1.50	3.95	1.45
		387	392	5.00	2.62	3.21
	Incl.	389.5	391	1.50	4.83
		401.5	405	3.50	1.12	1.76
		408	415.5	7.50	1.32	2.33
		435	442.5	7.50	2.56	3.58
	Incl.	441	442.5	1.50	4.83
		445.5	451.5	6.00	1.20	1.30

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Downhole thickness was used due to the unknown zone orientations

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Western Hinge Target

The 2023 exploration program at the Hinge Target focuses on tightening the drill spacing to 60-80m to demonstrate confidence in the continuity of the mineralized vein corridors identified to date. The Hinge Target is defined by two 100m wide corridors of mineralization each hosting multiple sub-vertical quartz tourmaline veins (Figure 2). To date, nineteen discrete veins have been modeled within the two corridors and remain open in all directions.

“The results from the 2023 drill holes received to date demonstrate a remarkable continuity to the gold-bearing veins within the Hinge Target. We are intersecting the veins within a meter or two of where we have modeled them from the wide-spaced 2022 drilling which gives our team a lot of confidence moving forward with the current drill program. We have been active throughout the property package in 2023 and we are eagerly anticipating the first round of results from the follow-up drilling at Percival and the exploration work out along the Cannard Deformation Zone,” stated Bryan Atkinson, SVP, Exploration of Fury.

Eau Claire – Deposit Trend Long Section

FURY

23EC-062[2]
10.35 g/t Au over 1m
2.37 g/t Au over 14m
incl. 3.6 g/t Au over 5m
2.77 g/t Au over 6m
incl. 7.61 g/t Au over 1m
22EC-059[2]
22.77 g/t Au over 1.5m
22EC-048[2]
4.79 g/t Au over 3.5m
22EC-059[2]
15.3 g/t Au over 1.5m
21EC-022[1]
23.27 g/t Au over 7.09m
West
A
A'
Hinge
850 Zone
450 Zone
Eastern Expansion
Gap Zone
23EC-068[2]
2.62 g/t Au over 5m
2.56 g/t Au over 7.5m
22EC-058[2]
45 g/t Au over 1m
5.55 g/t Au over 1m
22EC-048[2]
20.6 g/t Au over 1m
5.86 g/t Au over 3.5m
20EC-003[1]
4.45 g/t Au over 5.43m
incl. 8.9 g/t Au over 2.51m
23EC-065[2]
5.9 g/t Au over 2.5m
incl. 13.95 g/t Au over 1m
5.73 g/t Au over 3.5m
incl. 18.5 g/t Au over 1m
4.65 g/t Au over 4.5m
incl. 7.43 g/t Au over 2.5m
1.94 g/t Au over 5.5m
21EC-013[1]
8.87 g/t Au over 2.88m
59.3 g/t Au over 0.96m
22EC-049[2]
21.4 g/t Au over 1m
22EC-055[2]
5.75 g/t Au over 4m
300 m

Plan View
North Limb Target
23EC-065
23EC-068
Eastern Expansion
A
A'
Hinge Target
Gap Zone
300 m
Basalt

Legend
Latest Drill Hole
Proposed Drill Hole
Completed Drill Hole
Block Model Au g/t
10
5
2.5
1

1. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; Downhole thickness was used due to the unknown zone orientations

Figure 1: Eau Claire Resource Long Section Looking North showing the location of the reported drill intercepts and the overall scale potential of the Hinge Target.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Eau Claire – Fold Hinge

Intercepts at the Western Fold Hinge Target

FURY

Looking East
B
B'
23EC-068
23EC-065
22.77 g/t Au over 1.5m
2.62 g/t Au over 5m
2.56 g/t Au over 7.5m
5.9 g/t Au over 2.5m
incl. 13.95 g/t Au over 1m
5.73 g/t Au over 3.5m
incl. 18.5 g/t Au over 1m
4.65 g/t Au over 4.5m
incl. 7.43 g/t Au over 2.5m
1.94 g/t Au over 5.5m
10.35 g/t Au over 1m
2.37 g/t Au over 14m
incl. 3.6 g/t Au over 5m
2.77 g/t Au over 6m
incl. 7.61 g/t Au over 1m
5.75 g/t Au over 4m
4.79 g/t Au over 3.5m
14.19 g/t Au over 1m
15.3 g/t Au over 1.5m
20.6 g/t Au over 1m
3.36 g/t Au over 3m
3.73 g/t Au over 3.5m
1.29 g/t Au over 17.5m
5.86 g/t Au over 3.5m
2.5 g/t Au over 5.5m
21.4 g/t Au over 1m
Legend
Latest Fury Drill Hole
Previously Released Fury Drill Hole
Historcial Drill Hole
Vein Corridor
Drill Intercept[1] Au g/t
10
5
2.5
1
0.5
300 m
Plan View
North Limb Target
23EC-065
23EC-068
B
B'
Hinge Target
Eastern Expansion
Gap Zone
Basalt
300 m

  Figure 2: Cross Section of the Hinge Target Looking West, showing the multiple stacked subvertical veins.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.4%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at the Hinge or Eau Claire areas will increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com